UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
 Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-37386

FTAI Aviation Ltd.
(Exact name of registrant as specified in its charter)

405 West 13th Street, 3rd Floor, New York, New York 10014
(332) 239-7600
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares (Title of each class of securities covered by this Form)

Ordinary shares, $0.01 par value per share
9.50% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Shares
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, FTAI Aviation Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2026

FTAI Aviation Ltd.

	By:	/s/ Nicholas McAleese
	Name:	Nicholas McAleese
	Title:	Chief Financial Officer